THE ARVIND MILLS LIMITED

.Naroda Road. Ahmedabad -380 025. India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

03 APR 29 AM 7:21

April 15, 2003

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549



03050630

82-3708

SUPPL

Dear Sirs,

Sub :- Compliance with Clause-35 of the Listing Agreement.

In compliance with clause 35 of the Listing Agreement, we send herewith Quarterly shareholding pattern for the quarter ended on 31st March, 2003 in the prescribed format.

Thanking you,

Yours faithfully,

Asst. Company Secretary

Encl.: As above.

5/27

THE ARVIND MILLS LIMITED, AHMEDABAD

Distribution of shareholding as on quarter ended 31.3.2003

	Category	No. of shares held	Percentage of shareholding
A	**PROMOTER'S HOLDING**		
1	Promoters (who are also persons acting in concert)		
	- Indian Promoters	6322353	3.6%
	- Textilespace Techologies Limited	68382029	38.8%
	(after the merger of Odissi Securities Ltd.)		
	-AML Employees Welfare Trust	10027624	5.7%
	-Agrimore Limited	5147933	2.9%
	- Foreign Promoters		
2	Persons acting in concert (already included above)		
	Sub - Total	89879939	51.0%
B	NON PROMOTERS HOLDING		
3	Institutional Investors		
a.	-Mutual Funds	959516	0.5%
	-Unit Trust of India	800	0.0%
		960316	0.5%
b.	-L I C of India	5885359	3.3%
	-International Finance Corporation	3448574	2.0%
	-Other Banks, Financial Institutions,	1411812	0.8%
	Insurance Companies		
	(Central/State Govt.Institutions/		
	Non Govt. Institutions)		
		10745745	6.1%
c.	Foreign institutional investors	158917	0.1%
	Sub - Total	11864978	6.7%
4	Others		
a.	Private Corporate Bodies	15116753	8.6%
b.	Indian Public	55627115	31.6%
c.	NRIs/OCBs	1153781	0.7%
d.	GDR	2529820	1.4%
	Sub - Total	74427469	42.2%
	GRAND TOTAL	176172386	100.0%



Asst. Company **Secretary**
The Arvind Mills Ltd.

Note 1	**Name, Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.**		
Sr.No.	Name	No. of shares held	Percentage of shareholding
1	Textilespace Techologies Limited (after the merger of Odissi Securities Ltd.)	68382029	38.8%
2	AML Employees Welfare Trust	10027624	5.7%
3	Agrimore Limited	5147933	2.9%
4	Life Insurance Corporation of India	5885359	3.3%
5	International Finance Corporation	3448574	2.0%
6	GDRs	2529820	1.4%
Note 2	Total foreign shareholding as on 31.3.2003	7291092	4.1%


Asst. Company Secretary
The Arvind Mills Ltd.